

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2022

Paul Middleton
Chief Financial Officer
Plug Power, Inc.
968 Albany Shaker Road
Latham, NY 12110

> **Re: Plug Power, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed May 14, 2021**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 10, 2020**
> **File No. 001-34392**

Dear Mr. Middleton:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing